Part III: Manner of

Operations

Item 6:   Connectivity and Co-location

a.   Does the NMS Stock ATS offer co-location and related services (e.g., cabinets and equipment, cross-connects)?

☐☐Yes   ☐☐No

If yes, provide a summary of the terms and conditions for co-location and related services, including the speed and connection (e.g., fiber, copper) options offered.

~~All~~Direct Subscribers (which includes VAL and VAL affiliates) can submit orders to MatchIt via one of two connectivity options. Direct Subscribers can either submit orders through a hub located in the Equinix NY4 Data Center in Secaucus, NJ~~. Thereafter,~~, where VAL then transmits all orders to the MatchIt matching engine ~~which is~~located in the Equinix NY5 Data Center in Secaucus, NJ. ~~Beginning in March 2025, VAL will offer all~~Alternatively, Direct Subscribers ~~the ability to~~can submit orders directly to MatchIt's matching engine~~, located~~ in ~~the Equinix~~ NY5 ~~Data Center in Seacaucus, NJ~~, bypassing the hub located in NY4. Direct Subscribers who ~~migrate their connectivity from the NY4 hub to~~connect directly into NY5 will experience reduced latency in their orders reaching MatchIt's matching engine~~. VAL intends~~ relative to Direct Subscribers who connect to ~~migrate all~~ the NY4 hub. Prior to March 2025, all Direct Subscribers submitted orders to the NY4 hub. VAL will migrate individual Subscriber connectivity from the NY4 hub to NY5 ~~by the end of 2025. VAL will migrate individual Subscirber connectivity~~upon request on a first come, first served basis~~ following an announcement to all Subscribers in March 2025. ~~. Indirect subscribers do not connect directly to Matchit. Indirect subscribers transmit their orders to VAL or VAL affiliates and use the connectivity option selected by the VAL or VAL Affiliate transmitting their order.

VAL offers cross connects in either Equinix NY4 or NY5 to all Direct Subscribers who wish to connect to MatchIt via cross connect. Clients can also leverage extranet connectivity providers in order to connect to MatchIt. Connecting via extranet vs directly via cross connect could affect the speed at which client orders reach MatchIt. Direct Subscribers connecting to MatchIt via direct cross connection would reach the MatchIt matching system faster than a Direct Subscribers connecting via an extranet connection. Direct connectivity to MatchIt via cross connections are available by request, which are made to Equinix in NY4 or NY5. Equinix may charge a fee for the cross connect. VAL supports 1 Gigabit (copper/multi-mode fiber/single-mode fiber) and 10 Gigabit (single-mode fiber) connections. Direct Subscriber cross connects terminate on VAL owned and managed network switches. VAL maintains all of its VAL network and system equipment in its own cage within the data centers. All of the equipment in the cabinets hosting MatchIt infrastructure is solely owned and managed by VAL.